MEXCO ENERGY CORPORATION

P. O. BOX 10502

MIDLAND, TX  79702-7502

(432) 682-1119 PHONE	American Stock Exchange – MXC	(432) 682-1123 FAX

April 6, 2011

Via EDGAR and Facsimile No. 703- 813- 6982

Attention: Mr. Ron Winfrey, Division of Corporation Finance

Ethan Horowitz
Branch Chief
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Mexco Energy Corporation Form 10-K/A for Fiscal Year Ended March 31, 2010 Filed January 31, 2011 Supplemental Response
Filed February 22, 2011
File No. 001-31785

Dear Mr. Horowitz:

Set forth below are the responses of Mexco Energy Corporation, a Colorado corporation (the “Company” or “Mexco”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 9, 2011, with respect to Mexco’s Annual Report on Form 10-K/A for the year ended March 31, 2010 filed with the Commission on January 31, 2011, File No. 001-31785 (the “10-K/A”) and subsequent response filed on February 22, 2011.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.  The references to page numbers in this response to the Staff’s comments correspond to the pages in the 10-K/A.

Form 10-K/A for Fiscal Year Ended March 31, 2010

Properties, page 19

Proved Reserves, page 21

SEC Comment

1.	Response two in your February 22, 2011 letter states your intention to drill three proved undeveloped locations by 2013 and that the associated PUD reserves have been booked for at least five years.

•	Rule 4-10(a)(31)(ii) of Regulation S-X states, “undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.”

•	Rule 4-10(a)(22) of Regulation S-X requires proved oil and gas reserves to have reasonable certainty of economic producibility.

•	You have stated that these locations remain undrilled “...due to economic factors including but not limited to commodity pricing and costs and availability of services.” Your realized gas prices over the last five years have an average of $5.48/MCF and a median of $5.53/MCF. The average first-day-of-the-month Henry Hub gas price for the 12 months ending December 31, 2010 is around $4.15/MMBTU which is lower than your average gas price in four of the last five years. Note that any lack of drilling or completion equipment was not an unknown factor and could have been considered in your PUD drilling schedule.

•	The risk factor on page 15 of your 2010 Form 10-K states, “If we choose not to spend the capital to develop these [PUD] reserves, or if we are not able to successfully develop these reserves, we will be required to write-off these reserves.”

Given these factors and the history of your PUD reserve development activity, explain to us the reason(s) why management believes that your PUD reserves have reasonable certainty of recovery and monetization.  We may have further comment.

Response

We are committed and have plans to drill the PUD wells on our reserves.  During fiscal years 2008 through 2010, we were reasonably certain that we would drill wells associated with these PUDs within the next five years; however, we were given the opportunity to participate in, or operate wells, that were not held by production, were not planned and presented themselves to the Company with a short amount of time to commit.  Some examples are described in the following paragraphs.  We were not the operator of some of the opportunities in which we were able to participate.  Other projects that arose were presented to the Company as an operator and we were able to collect a prospect fee and participate with a partial carried interest financed by others.  A portion of our capital was allocated to non-operated working interests where failure to participate would cause a forfeiture in preference to developing reserves in which we were the operator and no forfeiture would result from deferring development.  The Company has long-standing operations in the area of the PUD locations on our drilling schedule.  These locations are currently held by the production of other wells owned by the Company.

In fiscal year ended March 31, 2008, we converted approximately 220,000 mcfe from PUD reserves to proved developed producing (“PDP”) reserves with one operated property and two non-operated properties.  The Company incurred costs of approximately $45,000 in an attempt to develop PUDs of approximately 23,000 mcfe which was unsuccessful.  In addition, we incurred capital costs of approximately $2.3 million for two significant royalty packages in the Barnett-Shale gas field and approximately $200,000 to participate and act as operator in the drilling of a well in Reeves County, Texas.  These prospects were not planned as these opportunities arose during fiscal year 2008.

In fiscal year ended March 31, 2009, we converted approximately 92,000 mcfe from PUDs to PDPs, the majority of which were royalties and overrides.  In addition, based on the results from a nearby well the Company drilled the prior year, we purchased an additional well in Loving County, Texas and continued construction of the pipeline for both wells to commence sales.  In addition, we incurred capital costs of approximately $1.3 million for additional royalty interests in the Barnett-Shale gas field and approximately $200,000 to participate and act as operator in the re-entry of a well in Ward County, Texas.  None of these prospects were planned as these opportunities arose during fiscal year 2009.

In fiscal year ended March 31, 2010, we converted approximately 124,000 mcfe from PUDs to PDPs, the majority of this being a property in Tarrant County, Texas which was part of the December 2007 Barnett Shale royalty package.  We incurred costs of approximately $300,000 on non-operated development wells that were not planned by the Company, but arose during fiscal year 2010.  We did not develop the PUD wells in the El Cinco field during this year mainly due to commodity prices.  Average oil prices were $66.23 per bbl in fiscal 2010, a 19% decrease from fiscal 2009 and a 14% decrease from fiscal 2008.  Average gas prices were $3.71 per mcf in fiscal 2010, a 42% decrease from fiscal 2009 and 45% decrease from fiscal 2008.

The Company’s PUD conversion rate during the prior three years was not indicative of the conversion rate we expect in the future.  We are not actively pursuing outside projects in order to commit to our drilling schedule and develop the reserves on the books.  In October 2010, we amended our line of credit and extended our maturity date.  Other than the previously mentioned economic factors, we are reasonably certain there is nothing that would prohibit us from using this line of credit, which has sufficient availability to develop these PUDs as planned.

As stated in our response two of our February 22, 2011 letter, our timetable for the three new wells is to drill one per year over the next three years beginning in late 2011.  Accordingly, we are currently preparing the Authority for Expenditure for the first well with the assistance of an outside consultant.

The Company just completed its fiscal year on March 31, 2011 and in future filings we will expand our disclosures pertaining to our progress toward conversion of PUDs, unproved properties and major development as required.  We agree that it is appropriate to remove the reserve estimates associated with these wells if our drilling plans and expectations change.

Closing Comment

In connection with the above responses to the staff’s comments, Mexco acknowledges that (i) Mexco is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) Mexco may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tammy L. McComic

Tammy L. McComic

Executive Vice President & Chief Financial Officer

tmccomic@sbcglobal.net